

October 20, 2011

<u>Via U.S. Mail</u>
Mr. Lasse Andreassen
Chief Executive Officer
Blue Moose Media, Inc.
Grusbakken 12
DK-2820 Gentofte, Denmark

>   **Re: Blue Moose Media, Inc.**
>   **Amendment 1 to Current Report on Form 8-K**
>   **Filed October 11, 2011**
>   **File No. 0-53769**

Dear Mr. Andreassen:

        We reviewed the above-captioned filing and have the following comments.

<u>Summary, page 1</u>

1. Please provide the accounting literature that you are referencing in your response to
    comment four of our letter dated September 21, 2011. Please also tell us how you have
    recorded the sale of these warrants.

<u>Description of Business, page 2</u>

<u>Our Operations, page 2</u>

2. We have read your response to comment 10 of our letter dated September 21, 2011. Please
    revise your filing to provide product line disclosures as required by ASC Topic 280-10-50-
    40.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

June 30, 2011 Compared to June 30, 2010, page 12

3. We note your response to comment 23 of our letter dated September 21, 2011; however, it does not appear that you have revised your disclosures as noted in your response. Please provide a more comprehensive discussion of the factors which led to changes in your operations. This comment also applies to all future periodic reports.

Liquidity and Capital Resources, page 13

4. Given that your lines of credit are due on demand, please enhance your disclosures to discuss the likelihood of the lines of credit being called and how you expect to meet such obligations if necessary.

5. We reissue comment 25 of our letter dated September 21, 2011. Please tell us what consideration Blue Moose has given to filing the standby line of credit agreements as exhibits to the Form 8-K.

Cash Flows, page 13

6. We have read your updated disclosures in response to comment 26 of our letter dated September 21, 2011. Please further explain to us, and revise your policy for granting credit, how you determine the terms, and what your standard terms are. If there are situations where you grant terms other than your standard terms, please explain these circumstances.

Significant Accounting Policies, page 14

7. The second paragraph on page 15 which begins "Company's best estimate of probable…" is not clear. Please revise to clearly indicate whether you are discussing the allowance for doubtful accounts or long-lived asset impairments.

Properties, page 17

8. We considered the response to comment 28 of our letter dated September 21, 2011.   It appears that the three leases may be material leases under Item 601(b)(10)(ii)(D) of Regulation S-K. If so, Blue Moose must file the leases as exhibits to the Form 8-K. Please

revise or advise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

9. Refer to comment three of our letter dated September 21, 2011. Clarify the references to sections 12 and 16(a) of the "Securities Act."

Supplemental Disclosure of Non-Cash Investing and Financing Activities, page F-8

10. We have read your response to comment 36 of our letter dated September 21, 2011. Please tell us how CoMeTas AS accounted for the return of its shares from the previous chief executive officer and how this impacted your accounting for your shares of CoMeTas AS.

Note 10 – Income Taxes, page F-15

11. We note your response to comment 41 of our letter dated September 21, 2011; however your tables included on page F-15 appear to be unchanged. Please revise your filing accordingly. Supplementally, please also reconcile your tax at the U.S. statutory rate.

You may direct questions on accounting comments to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any questions on the comments.

Very truly yours,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via Facsimile
        George Lander, Esq.
        Morse, Zelnich, Rose & Lander, LLP
        405 Park Avenue, Suite 1401
        New York, NY 10022